

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2021

Paul W. Hobby
Chief Executive Officer
Genesis Park Acquisition Corp.
2000 Edwards Street, Suite B
Houston, TX 77007

> **Re: Genesis Park Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed July 6, 2021**
> **File No. 333-257710**

Dear Mr. Hobby:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed July 6, 2021

Q: Do the Sponsor or any of GPAC's directors or executive officers have interests that are different from..., page xv

1.   Please revise the fourth bullet point to include the number of private placement warrants held by the Sponsor.

Description of Greenhill's Discussion Materials, page 131

2.   We note your response to prior comment 9 and the disclosure added on page 131. Please revise to include financial analysis results and underlying data.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Angela Olivarez